Exhibit 99.1

 INX Reports Q2 2026 Cumulative Adjusted Operating Cash Flow and

Pro Rata Portion of the Distributable Amount per INX Token (Unaudited)

New York, August 28, 2026 - INX Limited today announced the calculation of its cumulative Adjusted Operating Cash Flow as of June 30, 2026, and the pro rata portion of the Distributable Amount per INX Token.

(U.S. Dollars in thousands except for the number of INX Tokens)
Cumulative Adjusted Operating Cash Flow as of December 31, 2025	(87,008)

Less: Net cash used in operating activities in the six months ended June 30, 2026	(4,763)

Plus: Proceeds from sale of INX Tokens during the six months ending June 30, 2026	-

Less: Proceeds from initial sale of INX Tokens during the six months ended June 30, 2026	-

Cumulative Adjusted Operating Cash Flow as of June 30, 2026	(91,771)

Distributable Amount (1)
Outstanding INX Tokens (as of November 28, 2025)	142,152,675

Indicative Pro Rata Portion of the Distributable Amount per INX Token	0.24145

(1) On November 10, 2025, the Company was acquired by OpenDeal Inc. (d/b/a Republic). Such transaction constituted a cash distribution event under the terms of the INX Token purchase agreement. The Company has been in the process of distributing such distributable amount to the applicable holders since the date thereof. As of June 30, 2026, the Company holds $2,846 amount of funds due to holders of the INX Token who have not yet claimed the distribution from such cash distribution event.

These calculations are based on unaudited quarterly results of operations of the INX Limited and its subsidiaries.

Subject to the conditions described in the INX Token Purchase Agreement, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a pro rata portion of an aggregate amount which equals 40% of INX Limited’s cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the “Distributable Amount”).

The distribution to holders of the INX Tokens is based on an annual calculation of our cumulative Adjusted Operating Cash Flow as of December 31 and includes the resulting the pro rata portion of the Distributable Amount per INX Token. The calculation of the cumulative Adjusted Operating Cash Flow is provided at the same time that we file our annual report containing our audited financial statements. We publicly disclose the final calculations, including the pro rata portion of the Distributable Amount per INX Token, by filing such information on a Form 6-K, including such information within our Form 20-F or other annual report, issuing a press release and including the information on our website.

The distribution to INX Token holders is a contractual obligation of the Company and a right of each INX Token holder of record as of June 30 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. The pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Further, although the annual calculation of our cumulative Adjusted Operating Cash Flow is based on information provided in the audited consolidated financial statements of INX Limited and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.